Exhibit 99.1

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2014

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands except per share amounts)

ASSETS	Note	September 30, 2014	December 31, 2013
Current assets
Cash and cash equivalents		$134,388	126,065
Accounts receivable and accrued revenues	9	26,474	16,951
Prepaid expenses		2,465	230
Bunkers, lube oils and consumables		19,052	2,825
Total current assets		$182,379	146,072

Non-current assets
Vessels and time charter contracts	6	$974,420	263,142
Advances for vessels under construction	6	173,727	37,095
Other property, plant and equipment		492	291
Investment in associated company		2,768	–
Total non-current assets		$1,151,407	300,527

Total assets		$1,333,786	446,599

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		$31,099	3,529
Derivative financial instruments	5	3,607	–
Current portion long term debt	5	55,250	–
Deferred shipping revenues		4,095	2,271
Total current liabilities		$94,051	5,800

Non-current liabilities
Long term debt	5	$585,421	156,046
Derivative financial liabilities	5	6,436	–
Total non-current liabilities		$591,857	156,046

Total liabilities		$685,908	161,846

Stockholders' equity
Stock	7.8	$925	291
Additional paid-in capital	7.8	873,777	492,027
Retained earnings/(deficit)		(230,509)	(210,682)
Other reserves		3,685	3,118
Total stockholders equity		$647,878	284,753

Total liabilities and stockholders' equity		$1,333,786	446,599

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		Q3 2014	Q3 2013	9 months 2014	9 months 2013
	Note	Jul. 1 - Sept 30, 2014	Jul. 1 - Sept. 30, 2013	Jan. 1 - Sept. 30, 2014	Jan. 1 - Sept. 30, 2013

Shipping revenues	11	$34,067	17,327	$77,936	56,068

Operating expenses
Voyage expenses		(12,253)	(6,149)	(23,764)	(22,252)
Vessel operating expenses		(10,414)	(5,765)	(28,049)	(18,296)
Depreciation and amortization	6	(10,716)	(6,430)	(26,046)	(19,754)
Profit /( loss), sale of vessel		–	–	–	(669)
General and administrative expense		(5,569)	(2,209)	(11,094)	(6,496)
Total operating expenses		$(38,952)	(20,553)	$(88,953)	(67,467)

Operating income		$(4,885)	(3,226)	$(11,017)	(11,399)

Share of profit from associated companies		10	–	10	–
Interest income		61	15	341	117
Interest expense		(2,278)	(959)	(4,940)	(3,820)
Other Financial income/(expenses)		78	15	(11)	(443)
Profit/(loss) before tax		$(7,014)	(4,154)	$(15,617)	(15,545)

Income tax expense		(40)	50	29	(38)
Net income/(loss) after tax		$(7,054)	(4,104)	$(15,588)	(15,583)
Attributable to the owners of parent		$(7,054)	(4,104)	$(15,588)	(15,583)

Basic net income/(loss) per share		(0.10)	(0.26)	(0.23)	(1.01)
Diluted net income/(loss) per share		(0.10)	(0.26)	(0.23)	(1.01)

Weighted average number of shares (basic)		73,195,704	15,520,230	66,622,604	15,440,413
Weighted average number of shares (diluted)		73,195,704	15,520,230	66,622,604	15,440,413

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period		$(7,054)	(4,104)	$(15,588)	(15,583)

Other comprehensive income:
Exchange gain (loss) on translation of foreign currency
denominated associate		(76)	–	(76)	–

Total comprehensive income for the period		$(7,130)	(4,104)	$(15,664)	(15,583)

Attributable to the owners of parent		$(7,130)	(4,104)	$(15,664)	(15,583)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q3 2014	Q3 2013	9 months 2014	9 months 2013
	Note	Jul. 1 - Sept. 30, 2014	Jul. 1 - Sept. 30, 2013	Jan. 1 - Sept. 30, 2014	Jan. 1 - Sept. 30, 2014

Cash flows from operating activities:
Net income / ( loss)		(7,054)	(4,104)	(15,588)	(15,583)
Items included in net income not affecting cash flows:					–
Depreciation	6	10,498	6,473	26,046	20,421
Amortization	5	605
(Profit) / loss, sale of vessel	6	–	–	–	669
Fair value gain/(loss) on derivative financial instruments		(291)	–	(291)	(772)
Translation differences		(76)	–	(76)	–
Compensation related to options and restricted stock		1,046	511	570	2,648
Share of profit in associated companies		(10)		(10)	–
Changes in operating assets and liabilities:					–
Accounts receivable and accrued revenues	11	(856)	2,418	3,864	(168)
Prepaid expenses		(1,191)	157	(2,535)	417
Accounts payable and accrued expenses		4,045	(370)	8,696	(2,753)
Deferred income		–	–	–	6,894
Prepaid charter hire		2,864	353	1,824	1,281
Bunkers, lube oils and consumables		(6,400)	2,464	(10,041)	2,673
Net cash provided by operating activities		3,180	7,902	12,460	15,728

Cash flows from investing activities:
Investment in vessels		(44,097)	(671)	(293,138)	(2,112)
Sale of vessels		–	–	–	22,233
Investment in subsidiary, net cash	4	(256,332)		(256,332)	–
Investment in property, plant and equipment		(288)	(1)	(299)	25
Net cash used in investing activities		(300,717)	(672)	(549,769)	20,146

Cash flows from financing activities
Issuance of stock	7,8	144,857	–	360,594	–
Cash dividends paid	8	(1,389)	(310)	(4,162)	(873)
Issuance of long term debt	5	–	–	47,361	–
Issuance of convertible bonds	7	145,229		145,229	–
Repayment of long-term debt	5	(2,996)	–	(3,996)	(56,300)
Net cash provided by/(used) in financing activities		285,701	(310)	545,026	(57,173)

Net increase/(decrease) in cash and cash equivalents		(11,835)	6,919	8,323	(21,299)
Cash and cash equivalents at beginning of period		146,224	43,084	126,065	71,303
Cash and cash equivalents at end of period		134,388	50,003	134,388	50,003

Specification of items included in operating activities:
Interest paid		1,332	859	3,536	3,028
Interest received		138	122	341	132

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

		Common Stock			Preferred Stock
				Paid-in			Paid-in
				Additional			Additional	Retained	Translation			Total
	Note	Shares	Amount	Capital	Shares	Amount	Capital	Earnings	Differences	Reserves		Equity
Balance at January 1, 2013		9,140,877	$91	$336,955	369,362	$4	$49,204	$(205,258)	$	$		$180,997
Net income/(loss) after tax								(15,583)				(15,583)
Other comprehensive income									–			–
Total comprehensive income								(15,583)	–			(15,583)
Cash dividends declared and paid								(873)				(873)
Issue of stock						–						–
Exchange of preferred stock		6,349,730	63	49,144	(369,362)	(4)	(49,204)					–
Compensation related to options and restricted stock		150,368	1								2,647	2,648
Balance at September 30, 2013		15,640,975	$156	$386,099	–	$–	$–	$(221,714)	$–		$2,647	$167,189

		Common Stock			Preferred Stock
				Paid-in			Paid-in
				Additional			Additional	Retained	Translation		Total
	Note	Shares	Amount	Capital	Shares	Amount	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2014		29,040,975	$290	$447,393	97,579	$1	$44,634	$(210,683)	$–	$3,118	$284,753
Net income/(loss) after tax								(15,588)			(15,588)
Other comprehensive income									(76)		(76)
Total comprehensive income								(15,588)	(76)		(15,664)
Cash dividends declared and paid								(4,162)			(4,162)
Issue of stock		53,376,923	534	360,060		–					360,594
Exchange of preferred stock		9,757,900	98	44,537	(97,579)	(1)	(44,634)				–
Convertible bonds				21,787							21,787
Compensation related to options and restricted stock		317,506	3							567	570
Balance at September 30, 2014		92,493,304	$925	$873,777	–	$–	$–	$(230,433)	$(76)	$3,685	$647,878

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2014

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on November 6, 2014 and authorized for issue on November 10, 2014.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2013. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2013 audited consolidated financial statements.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2014 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

IFRIC 21	Levies
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities
Amendments to IAS 36	Recoverable amount Disclosures for Non-Financial Assets
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:
As of September 30, 2014, the Company had 18 vessels in operation; eight were on fixed rate time charters, two on index based time charters and eight vessels operating in the spot market. For the period from July 1, 2014 to September 30, 2014, five customers represented $5.4 million, $4.7 million, $4.1 million, $3.8 million and $3.1 million, respectively, of the Company’s revenues. For the period from July 1, 2013 to September 30, 2013, five customers represented $4.9 million, $2.1 million, $1.8 million, $1.4 million and $1.3 million, respectively, of the Company’s revenues.

Note 4 – Business combinations

Samco Shipholding Pte. Ltd. - Singapore
On September 16, 2014 DHT Holdings Inc. acquired all the outstanding shares of Samco Shipholding Pte. Ltd., a private company incorporated under the laws of the Republic of Singapore, for a an initial estimated purchase price of $317,005,000 in cash, less $5,000,000 that has been deposited in an escrow fund pending final determination of any purchase price adjustment following the closing. DHT used the net proceeds of its recently completed registered direct offering of common stock and concurrent private placement of convertible senior unsecured notes due 2019, plus cash on hand, to fund the acquisition.

Samco owns and operate a fleet of seven very large crude oil tankers with an average age of approximately 4.5 years. Five of the vessels are currently on time charters to oil majors. Included in the transaction was Samco’s 50% ownership in Goodwood Ship Management Pte. Ltd., a private ship management company incorporated under the laws of the Republic of Singapore. Goodwood currently manages all of DHT’s vessels.

DHT’s acquisition of Samco is part of DHT’s growth strategy by acquiring vessels or companies with high quality vessels. As a result of the acquisition, DHT now has a fleet of 20 VLCCs (including six VLCCs under construction at Hyundai Heavy Industries), two Suezmaxes and two Aframaxes.

The preliminary purchase price allocation (PPA), which was performed with assistance from third-party valuation experts, has been determined to be provisional. The purchase price allocation is provisional pending the finalization of the purchase price consideration and a final assessment of the identifiable net assets. No goodwill has at this point been identified in the transaction.

The preliminary fair values of the identifiable assets and liabilities of Samco as at the date of the acquisition were:

Fair value of the net assets and liabilities acquired (Preliminary purchase price allocation):

USD '000	Preliminary fair values
as of acquisition date

Assets
Vessels and time charter contracts	580,733
Joint Venture	2,764
Accounts receivables	13,387
Inventories	6,186
Cash, bank and marketable securities	60,673
Total assets	663,743

Liabilities and equity
Total shareholders' equity	324,856
Long-term liabilities, interest-bearing	276,268
Current liabilities, interest-bearing	51,587
Accounts payable	11,032
Total liabilities and equity	663,743

Based on the above preliminary fair values as of September 16, 2014, the purchase price is estimated to $324.9 million pending final determination of any final purchase price adjustment following the closing. The transaction included a total of $60.7 million in cash from Samco.

Net estimated cash outflow on acquisition of subsidiary

Initial consideration paid in cash	317,005
Less: cash an cash equivalent balances aquired	(60,673)
Net initial cash outflow as per September 30, 2014	256,332

Estimated total consideration	324,856
Estimated additional cash consideration	7,851

Acquisition-related costs

Fees booked against G&A	2,394
Fees booked against Equity offering	5,853
Fees booked against Convertible Bond	4,057
Fees booked against loans (Samco refinancing)	560
Total	12,864

Impact of acquisition on the result of the Company

For the period from September 17 to September, 30, 2014, Samco has contributed $3.3 million to shipping revenues and a loss of $0.9 million before tax of the Company.

If the business combination had taken place at the beginning of the year, the combined shipping revenues would have been $138.9 million on a proforma basis and the combined result before tax would have been a loss of $20.2 million on a proforma basis. To arrive at the combined proforma result before tax we have made the following proforma adjustments: $8.8 million in interest expense related to the convertible note calculated using an effective interest rate method, $4.1 million related to the amortization of the fair value adjustment of Samco’s time charter contracts and $3.5 million in increased depreciation expense related to the fair value adjustments of the Samco vessels including the effect of changing the depreciation period from 25 years to 20 years in order to align the estimated economic life of the Samco vessels with DHT's current policy.

Note 5 – Interest bearing debt
As of September 30, 2014, DHT including Samco had interest bearing debt totaling $519.9.  The DHT credit facilities were as follows: $113.3 million priced at Libor+1.75%, $18.4 million priced at Libor+3.00%, $24.8 million priced at Libor+2.75% and $47.0 million priced at Libor + 3.25%. The Samco credit facilities were as follows: $205.2 million priced at Libor + 2.40%, $24.7 million priced at Libor + 0.75%, $44.9 million priced at Libor + 3.20% and $41.7 million priced at Libor + 1.60%. Certain of the Samco credit facilities have been swapped to fixed interest rate as discussed below. Interest is payable quarterly in arrears (except the $44.9 million credit facility which is payable semi-annually in arrears).

With regards to the DHT credit facilities:

In February 2014 we entered into a credit facility for up to $50.0 million with DNB, as lender, and DHT Holdings, Inc. as guarantor for the financing of the acquisition of the two vessels, DHT Falcon and DHT Hawk.  Borrowings bear interest at a rate equal to Libor + 3.25% and are repayable in 20 quarterly installments of $1.0 million from May 2014 to February 2019 and a final payment of $29.0 million in February 2019. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:

●	value adjusted* tangible net worth of $150 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

In April 2013 the Company’s wholly owned subsidiary, DHT Maritime, Inc., amended its credit agreement with the Royal Bank of Scotland (“RBS”) whereby the minimum value covenant has been removed in its entirety. Furthermore, the installments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to free cash flow in the prior quarter – capped at $7.5 million per quarter. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital. The next scheduled installment would at the earliest take place in Q2 2016. In April 2013 the Company made a prepayment of $25 million and the margin has increased to 1.75%. DHT Maritime’s financial obligations under the credit agreement are guaranteed by DHT Holdings, Inc.

In March 2012 we entered into agreements to amend the credit agreements related to DHT Phoenix and DHT Eagle. The agreements were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million (equal to all scheduled installments through 2014), respectively, until and including December 31, 2014: (i) the “Value-to-Loan Ratio” will be lowered from 130% to 120%; and (ii) the margin on the loans will be increased by 0.25% to 3.00% and 2.75%, respectively. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis. DHT covenants that, throughout the term of the credit agreements, DHT on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

With regards to the Samco credit facilities:

Credit Agricole - Samco Scandinavia. The facility includes a covenant that the charter-free value of the included vessels should be at least 110% of the value of the outstanding loans when the vessel is on a time charter deemed acceptable by the lender and 120% otherwise. The loan bears interest at Libor plus a margin of 1.6%.  At September 30, 2014, there were 8 quarterly installments of $0.97 million each outstanding and a balloon payment of $ 33.9 million payable in December 2016.

Nordea - Samco Europe. The facility includes a covenant that the charter-free value of the vessel should be at least 110% of the value of the outstanding loans when the vessel is on a time charter deemed acceptable by the lender and 120% otherwise. The loan bears interest at Libor plus a margin of 0.75% which has been swapped to a fixed rate of 5.06% including margin.  At September 30, 2014, there were 2 quarterly installments of $0.8 million each outstanding and a balloon payment of $ 23.1 million payable in May 2015.

$325 million syndicate consisting of Nordea, DNB, ING and SEB - Samco Amazon, Samco Redwood, Samco Sundarbans and Samco Taiga.   The credit facility is divided into one tranche per vessel. The tranches bear interest at Libor plus a margin of 2.40% when all the vessels included in the facility are on time charters acceptable to the lenders and 2.75% otherwise.  The interest has been swapped to fixed rates ranging from 4.83% to 5.70% including margin and for periods from November 2016 to June 2018, depending on tranche. At September 30, 2014, there were 58 quarterly installments of $1.02 million each outstanding and balloon payments due in June 2018 totaling $146 million. The credit facility includes a covenant that the charter-free value of the included vessels shall be at least 125% of the value of the outstanding loans.

ING Bank N.V. - Samco China. The loan bears interest at six-months Libor plus a margin of 3.20%. The facility includes a covenant that the value of the vessel shall be equal to or exceed the value of the loan for the first three years of the facility and 115% thereafter.  At September 30, 2014, there were 14 semi-annual installments of $1.95 million each outstanding and a balloon payment due in November 2021 of $17.6 million. The loan becomes immediately due if the time charter presently attached to Samco China is terminated

In connection with the acquisition of Samco, we entered into supplemental agreements with each of the lenders under the Samco credit facilities described above whereby the lenders provided waiver to the change of control clause related to the sale of the shares in Samco to DHT. The credit facilities were amended, upon satisfaction of certain conditions, including the financial obligations under the credit facilities being guaranteed by DHT Holdings, Inc.. DHT covenants that, throughout the term of each of the credit facilites, DHT, on a consolidated basis, shall maintain:

●	value adjusted* tangible net worth of $150 million
●	value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

*value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

With respect to three of the four Samco credit facilities, Samco, on a consolidated basis, is at all times is required to have minimum cash of $45 million. We have entered into a firm commitment totaling $302 million for the re-financing of the Nordea syndicate, Nordea (Samco Europe) and the ING (Samco China) credit facilities as well as the 50% debt financing of the DHT Condor with a margin above Libor of 2.5%. In connection with the refinancing the $45 million minimum cash in Samco will be removed.

As of the date of our most recent compliance certificates submitted for the third quarter of 2014, we remain in compliance with our financial covenants.

Scheduled debt repayments including final installments at maturity (USD million)

	October 1 to
	Dec. 31, 2014	2015	2016	2017	Thereafter	Total
RBS Credit Facility*	–	–	–	113.3	–	113.3
DVB - Phoenix	–	2.4	15.9	–	–	18.4
DNB - Eagle	–	2.5	22.3	–	–	24.8
DNB - Hawk/Falcon	1.0	4.0	4.0	4.0	34.0	47.0
Nordea syndicate**	4.1	16.3	16.3	16.3	152.2	205.2
Nordea - Samco Europe**	0.8	23.9	–	–	–	24.7
ING - Samco China**	2.0	3.9	3.9	3.9	31.2	44.9
Credit Agricole - Samco Scandinavia**	1.0	3.9	36.8	–	–	41.7
Convertible Note					150.0	150.0
Total	8.9	56.9	99.2	137.5	367.4	669.9
Unamortized upfront fees bank loans						(5.6)
Difference amortized cost/notional amounts convertible note						(23.7)
Total long term debt						640.7
*Commencing with the second quarter of 2016, subject to a free cash flow calculation, we will be required to pay installments under the RBS credit facility equal to free cash flow (after adjusting for capital expenditures for the next two quarters) for DHT Maritime, Inc. during the preceding quarter, capped at $7.5 million per quarter.
**Samco credit facilities.

The Company has entered into firm commitments for the debt financing of four of its newbuildings ordered at HHI. The financing which will be drawn at delivery of the vessels equals about 50% of the contract prices with an average margin above Libor of 2.5%. The financing commitments are subject to final documentation. The Company intends to raise debt financing for the remaining two newbuildings in due course.

Note 6 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. With regards to the Samco vessels which were acquired on September 16, 2014, there were no impairment indicators as of September 30, 2014.  With regards to the Company’s other vessels we have performed an impairment test using the “value in use” method as of September 30, 2014.

In assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off-hire time, is based on historical experience. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test did not result in a non-cash impairment charge in the third quarter of 2014. The impairment test has been performed using an estimated weighted average cost of capital of 8.86%.

Cost of Vessels		Depreciation and impairment*
At January 1, 2013	$613,558	At January 1, 2013	$303,535
Additions	2,120	Depreciation expense	26,091
Disposals	(49,866)	Disposals	(26,956)
At December 31, 2013	$565,812	At December 31, 2013	$302,670
Additions**	726,541	Depreciation expense	25,735
Disposals		Disposals	0
Time charter contracts	10,472	At September 30, 2014	$328,405
At September 30, 2014	$1,302,825

Carrying Amount
At December 31, 2013	$263,142
At September 30, 2014	$974,420
*Accumulated numbers
**Relates to the acquisition of DHT Hawk, DHT Falcon and DHT Condor, drydockings and the acquisition of Samco.

Vessels under construction
We have entered into agreements with HHI for the construction of six VLCCs with average contract price of $95.5 million including $2.3 million in additions and upgrades to the standard specification. We have paid the first two pre-delivery installments of 20% and 10% respectively, for all six newbuildings totaling $171.0 million.

Cost of vessels under construction
At January 1, 2013	$0
Additions	37,095
Disposals	0
At December 31, 2013	$37,095
Additions	136,632
Disposals	0
At September 30, 2014	$173,727

Carrying Amount
At December 31, 2013	$37,095
At September 30, 2014	$173,727

The following table is a timeline of future expected payments and dates relating to vessels under construction as of September 30, 2014*:

Vessels under construction (USD million)	Sept. 30, 2014	Dec. 31, 2013
Not later than one year	38,9	18,5
Later than one year and not later than three years	363,2	129,8
Later than three years and not later than five years	0	0
Total	402,1	148,3
*These are estimates only and are subject to change as construction progresses.

Note 7 – Equity and Convertible Bond Offerings

Private Placement
On November 24, 2013, we entered into a Stock Purchase Agreement  pursuant to which we agreed to sell approximately $110 million of our equity to institutional investors in a Private Placement (the “Private Placement”). The equity included 13,400,000 shares of our common stock and 97,579 shares of a new series of our preferred stock, the Series B Participating Preferred Stock. The closing of the Private Placement occurred on November 29, 2013, and the Private Placement generated net proceeds to us of approximately $106.7 million (after placement agent expenses, but before other transaction expenses).

We called a special meeting of our shareholders of record as of December 13, 2013 to consider an amendment to our amended and restated articles of incorporation to increase the authorized number of shares of our common stock to 150,000,000 shares and to increase the authorized number of shares of our capital stock to 151,000,000. The special meeting took place on January 20, 2014 and our stockholders voted in favor of the amendment to our amended and restated articles of incorporation, and such amendment was filed with the Republic of Marshall Islands on January 20, 2014.  As a result of such stockholder approval and the filing of such amendment, each share of our Series B Participating Preferred Stock was mandatorily converted into 100 shares of our common stock at a 1:100 ratio on February 4, 2014.

Registered Direct Offerings
On February 5, 2014 we completed a registered direct offering of 30,300,000 shares generating net proceeds of approximately $215.9 million.

On September 16, 2014 we completed a registered direct offering of 23,076,924 shares generating net proceeds of approximately $145.5 million after the payment of placement agent fees.

Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the "Notes"). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price will be $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and are subject to customary anti-dilution adjustments. Net proceeds to DHT were approximately $145.5 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million and has been classified as equity.

Note 8 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at September 30, 2014	92,510,086	-
Par value	$0.01	$0.01
Numbers of shares authorized for issue
at September 30, 2014	150,000,000	1,000,000

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Series B
Under the terms of the Private Placement that closed in November 2013, 97,579 shares of Series B Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company.

The Series B Participating Preferred Stock participated with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series B Participating Preferred Stock equaling 100 shares of common stock.  In addition, one share of issued and outstanding Series B Participating Preferred Stock equaled 100 shares of common stock for purposes of voting rights.

On February 4, 2014, all issued and outstanding shares of our Series B Participating Preferred Stock were mandatorily exchanged into shares of common stock at a 1:100 ratio after which the Company has no preferred shares outstanding.

Dividend payment as of September 30, 2014:

Payment date:	Total payment	Per common share
September 17, 2014	$ 1.4 million	$0.02
May 22, 2014	$ 1.4 million	$0.02
February 13, 2014	$ 1.4 million	$0.02
Total payment as of September 30, 2014:	$ 4.2 million	$0.06

Dividend payment as of December 31, 2013:

Payment date:	Total payment	Per common share
November 21, 2013	$ 0.3 million	$0.02
August 23, 2013	$ 0.3 million	$0.02
May 23, 2013	$ 0.3 million*	$0.02
February 19, 2013	$ 0.3 million**	$0.02
Total payment as of December 31, 2013:	$ 1.2 million	$0.08
*Total payment on May 23, 2013 includes $0.25 per Series A Participating Preferred Stock.
**Total payment on February 19, 2013 includes $0.28 per Series A Participating Preferred Stock.

Note 9 – Accounts receivable and accrued revenues
Accounts receivable and accrued expenses totaling $26.5 million as of September 30, 2014 consists mainly of earned freight not received ($22.1 million) and accounts receivable ($4.4 million) with no material amounts overdue.

Note 10 - Financial risk management, objectives and policies
Note 9 in the 2013 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 11 – Subsequent Events

Dividend
On November 6, 2014 the Board approved a dividend of $0.02 per common share related to the third quarter 2014 to be paid on November 26, 2014 for shareholders of record as of November 20, 2014.